EXHIBIT 99-1

The Clorox Company News Release



Clorox Reports 76 Cents EPS in Third Quarter; Updates Fiscal Year 2005 Outlook and Provides Initial Outlook for Fiscal 2006

OAKLAND, Calif., May 5, 2005 – The Clorox Company (NYSE: CLX) (PCX: CLX) today reported that higher sales, new products and strong cost savings contributed to solid results for the company's fiscal third quarter, which ended March 31, 2005.

"We're pleased with our 3 percent sales growth for the quarter following strong first-half sales growth of 6 percent," said Chairman and CEO Jerry Johnston. "We continue to have intense commodity price pressure, and we are taking steps to mitigate these costs. Overall, we feel good about the fundamental health of our brands and businesses."

Third-Quarter Highlights

In accordance with generally accepted accounting principles in the United States (GAAP), Clorox reported third-quarter net earnings of $118 million, or 76 cents per diluted share, based on weighted average shares outstanding of about 156 million. This compares with net earnings in the year-ago period of $126 million, or 59 cents per diluted share, based on weighted average shares outstanding of about 214 million, for an increase of 17 cents per diluted share, or 29 percent.

As previously reported, Clorox has reached an agreement with the Internal Revenue Service related to the company's investment in a limited partnership fund. Separately, Clorox expects to repatriate some foreign earnings under the American Jobs Creation Act of 2004. These two activities had a combined benefit of $14 million in net earnings, or 9 cents diluted EPS, in the current quarter.

Included in diluted EPS for the current quarter are 2 cents of costs related to a number of items, including performance unit accruals and certain tax adjustments, that previously had not been projected in the company's outlook.

Third-quarter sales grew 3 percent to $1.09 billion, compared with $1.05 billion in the year-ago period. Volume growth of 3 percent was driven by increased shipments across all segments, notably in the Latin America, home care, cat litter and Glad® products businesses, offset by somewhat weaker-than-expected shipments of seasonally affected businesses like charcoal, auto-care products and salad dressings. On a year-to-date basis, sales grew 5 percent to $3.13 billion, compared with $2.98 billion in the year-ago period.

Gross margin in the third quarter declined 260 basis points versus the year-ago period to 41.8 percent, primarily due to increased raw-material costs, partially offset by cost savings. Third-quarter gross margin reflects accelerating commodity costs throughout the year. Year-to-date gross margin declined 50 basis points versus the year-ago period to 42.8 percent.

Clorox generated $58 million of cash provided by operations in the third quarter, compared with $203 million in the year-ago period. The year-over-year decrease was primarily due to a tax payment in the current quarter related to the aforementioned IRS agreement. For the fiscal year to date, the company generated $463 million of cash provided by operations, compared with $531 million in the year-ago period.

Third-Quarter Results by Business Segment

Following is a summary of key third-quarter results by business segment. Effective the third quarter, segments were realigned and renamed as disclosed in the company's second-quarter Form 10-Q. All comparisons are with the third quarter of fiscal year 2004.

Household Group – North America includes U.S. bleach, cleaning, water-filtration and professional products; the auto-care business; and all products marketed in Canada.

Compared with the year-ago period, the segment had flat sales, 1 percent volume growth and 2 percent pretax earnings decline. Sales results reflected increased shipments and lower consumer-promotion spending, offset by unfavorable product mix and higher trade-promotion spending. Notably, the home-care business delivered all-time record shipments of Clorox® disinfecting wipes and strong shipments of the new Clorox® ToiletWand™ disposable toilet-cleaning system. The company reported decreased shipments of Clorox® ReadyMop® mopping system due to category decline and Brita® water-filtration products primarily due to a shift in the timing of promotional activities. The pretax earnings decline reflected increased raw-material costs and unfavorable product mix, partially offset by the benefit of cost savings.

Specialty Group includes the plastic bags, wraps and containers categories marketed in the United States, and charcoal, cat litter and food products.

Compared with the year-ago period, the segment had 5 percent sales growth, 2 percent volume growth and 4 percent pretax earnings decline. The strong sales results were driven by increased shipments of Glad® trash bags and cat litter. Clorox delivered year-over-year volume growth for Glad® trash bags behind the continued strength of Glad® ForceFlex™ trash bags, and increased shipments of GladWare® containers. The company also delivered volume growth for Scoop Away® cat litters and record year-over-year shipments of Fresh Step® cat litters. These positive results were partially offset by decreased shipments of Glad® Press 'n Seal™ wrap compared to the year-ago period when the company completed the product launch, and Kingsford® charcoal primarily due to poor weather. Sales growth outpaced volume growth due to favorable product mix and the benefit of price increases, partially offset by higher trade-promotion spending. The pretax earnings decline reflected increased raw-material costs and $5 million in charges, primarily associated with the previously announced closing of a Glad® products manufacturing facility, partially offset by cost savings.

International includes operations outside the United States and Canada.

Compared with the year-ago period, the segment had 8 percent sales growth, 9 percent volume growth and 19 percent pretax earnings decline. The strong sales growth was driven by increased shipments of laundry and cleaning products in Latin America. The pretax earnings decline reflected higher commodity costs in the current quarter, and earnings and royalties in the year-ago quarter from the company's former investment in the Henkel Iberica joint venture. These factors were partially offset by the benefit of higher volume and price increases in the current quarter.

Fiscal 2005 Outlook

For the fourth quarter, Clorox has raised its outlook for sales growth to the range of 4-6 percent. The company continues to anticipate fourth-quarter earnings per diluted share in the range of 91-97 cents.

For the full fiscal year, Clorox now anticipates higher sales growth in the range of 4-6 percent. The company's outlook is for earnings per diluted share in the range of $6.02 to $6.08, and earnings per diluted share from continuing operations in the range of $2.80 to $2.86. This diluted EPS range includes the nonrecurring earnings, royalties and gain from the exchange of the Henkel Iberica joint venture investment of 14 cents, including the reversal of related deferred taxes. The company's fiscal year 2005 outlook assumes full-year weighted average shares outstanding of about 180 million.

Initial Fiscal 2006 Outlook

For fiscal year 2006, Clorox anticipates sales growth within its previously communicated long-term target of 3-5 percent. The company anticipates earnings per diluted share in the range of $3.00-$3.11.These estimates include the impact of expensing stock options, which is effective with the new fiscal year. The company estimates the impact of options expensing to be about 11-13 cents diluted EPS. To help offset commodity price pressures, the company will increase prices on selected items of Clorox® liquid bleach by an average of 9 percent, effective mid-July. At the same time, the company will also increase prices on Clorox® 2 color-safe bleach and Clorox® Clean-Up® cleaner. The combined effect of commodity cost pressure, price increases and cost savings is expected to result in lower gross margin in the first half of the year, but overall higher gross margin for the full year.

For the first quarter of fiscal year 2006, Clorox anticipates sales growth of 3-5 percent and diluted EPS in the range of 65-72 cents.

Note: Percentage and basis-point changes noted in this news release are calculated based on rounded numbers. For additional information about the company's results, including definitions of financial terms used in this earnings release and on today's conference call with the investment community (details below), visit the Financial Results area within the Investors section of the company's Web site at www.TheCloroxCompany.com.

Today's Webcast

Today at 10:30 a.m. Pacific time (1:30 p.m. Eastern time), Clorox will host a live audio webcast of a discussion with the investment community regarding the company's third-quarter results. The webcast can be accessed at www.TheCloroxCompany.com/investors/index.html. Following a live discussion, a replay of the webcast will be archived for one week on the company's Web site.

The Clorox Company

The Clorox Company is a leading manufacturer and marketer of consumer products with fiscal year 2004 revenues of $4.2 billion. Clorox markets some of consumers' most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. With 8,600 employees worldwide, the company manufactures products in 25 countries and markets them in more than 100 countries. Clorox is committed to making a positive difference in the communities where its employees work and live. Founded in 1980, The Clorox Company Foundation has awarded cash grants totaling more than $58.3 million to nonprofit organizations, schools and colleges; and in fiscal 2004 alone made product donations valued at $5 million. For more information about Clorox, visit www.TheCloroxCompany.com.

Forward-Looking Statements

Except for historical information, matters discussed above, including statements about future volume, sales and earnings growth, profitability, costs, cost savings or expectations, are forward-looking statements based on management's estimates, assumptions and projections. Important factors that could cause results to differ materially from management's expectations are described in "Forward-Looking Statements and Risk Factors" and "Management's Discussion & Analysis" in the company's SEC Form 10-K for the year ended June 30, 2004, as updated from time to time in the company's SEC filings. Those factors include, but are not limited to, general economic and marketplace conditions and events; competitors' actions; the company's costs, including changes in exposure to commodity costs such as resin; the company's actual cost performance; risks inherent in litigation and international operations; the ability to manage and realize the benefits of joint ventures and other cooperative relationships, including the company's joint venture with Procter & Gamble regarding the company's Glad plastic bags, wraps and containers business; the success of new products; the integration of acquisitions and mergers; the divestiture of non-strategic businesses; and environmental, regulatory and intellectual property matters. In addition, the company's future performance is subject to risks following the share exchange transaction with Henkel, including the sustainability of cash flows and the actual level of debt costs. Declines in cash flow, whether resulting from tax payments, debt payments, share repurchases or otherwise, or interest cost increases greater than management expects, could adversely affect the company's earnings.

The company's forward-looking statements are and will be based on management's then current views and assumptions regarding future events and speak only as of their dates. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

Media Relations	**Investor Relations**
Dan Staublin (510) 271-1622	Steve Austenfeld (510) 271-2270
	Jill Koval (510) 271-3253

Condensed Consolidated Statements of Earnings (Unaudited)
In millions, except share and per-share amounts

	Three Months Ended		Nine Months Ended	
	3/31/2005	3/31/2004	3/31/2005	3/31/2004
Net sales	$1,086	$1,051	$3,134	$2,977
Cost of products sold	632	584	1,792	1,688
Gross profit	454	467	1,342	1,289
Selling and administrative expenses	139	162	403	408
Advertising costs	106	105	303	296
Research and development costs	22	22	64	61
Restructuring and asset impairment costs	5	-	37	-
Interest expense	27	8	52	21
Other (income) expense:				
Equity earnings and gain on exchange of Henkel Iberica, S.A.	-	(3)	(25)	(8)
Other, net	18	(3)	10	3
Earnings from continuing operations before income taxes	137	176	498	508
Income taxes on continuing operations	21	61	139	177
Reversal of deferred taxes from equity investment in Henkel Iberica, S.A.	-	-	(2)	-
Earnings from continuing operations	116	115	361	331
Discontinued operations:				
Gain on exchange	-	-	550	-
Earnings from exchanged businesses	3	19	36	58
Reversal of deferred taxes from exchanged businesses	-	-	6	-
Losses from Brazil operations	-	(1)	-	(6)
Income tax expense on discontinued operations	(1)	(7)	(13)	(19)
Earnings from discontinued operations	2	11	579	33
Net earnings	$118	$ 126	$940	$ 364
Earnings per common share:				
Basic				

Continuing operations	$0.76	$ 0.55	$1.96	$ 1.56
Discontinued operations	0.01	0.05	3.13	0.16
Basic net earnings per common share	$0.77	$0.60	$5.09	$1.72
Diluted				
Continuing operations	$0.75	$0.54	$1.93	$1.54
Discontinued operations	0.01	0.05	3.09	0.16
Diluted net earnings per common share	$0.76	$0.59	$ 5.02	$1.70
Weighted average common shares outstanding (in thousands)				
Basic	153,502	211,213	184,572	211,456
Diluted	156,104	213,606	187,170	214,052

Segment Information (Unaudited)
In millions

Third Quarter	Net Sales			Earnings from Continuing Operations Before Income Taxes.		
	Three Months Ended			Three Months Ended		
	3/31/2005	3/31/2004	% Change [1]	3/31/2005	3/31/2004	% Change [1]
Household Group - North America	$517	$515	0%	$162	$165	-2%
Specialty Group	426	404	5%	96	100	-4%
International	143	132	8%	26	32	-19%
Corporate	-	-	-	(147)	(121)	-21%
Total Company	$1,086	$1,051	3%	$137	$176	-22%

Year To Date

| | Net Sales | | | Earnings from Continuing Operations Before Income Taxes. | | |
| | Nine Months Ended | | | Nine Months Ended | | |
	3/31/2005	3/31/2004	% Change [1]	3/31/2005	3/31/2004	% Change [1]
Household Group - North America	$1,501	$1,457	3%	$485	$464	5%
Specialty Group	1,219	1,143	7%	261	263	-1%
International	414	377	10%	91	93	-2%
Corporate	-	-	-	(339)	(312)	-9%
Total Company	$3,134	$2,977	5%	$498	$508	-2%

[1] Percentages based on rounded numbers.

Condensed Consolidated Balance Sheet (Unaudited)
In millions

	3/31/2005	6/30/2004
Assets		
Current assets		
Cash and cash equivalents	$293	$ 232
Receivables, net	401	460
Inventories	374	301
Other current assets	60	50
Total current assets	1,128	1,043
Property, plant and equipment, net	979	1,052
Goodwill, net	744	742
Trademarks and other intangible assets, net	601	633
Other assets, net	304	364
Total assets	$3,756	$3,834
Liabilities and Stockholders' (Deficit) Equity		
Current liabilities		
Notes and loans payable	$407	$ 289
Current maturities of long-term debt	3	2
Accounts payable	312	310
Accrued liabilities	531	643
Income taxes payable	33	24
Total current liabilities	1,286	1,268
Long-term debt	2,123	475
Other liabilities	531	377
Deferred income taxes	162	174

Stockholders' (deficit) equity

Common stock	250	250
Additional paid-in capital	325	301
Retained earnings	3,614	2,846
Treasury shares	(4,313)	(1,570)
Accumulated other comprehensive net losses	(206)	(274)
Unearned compensation	(16)	(13)
Stockholders' (deficit) equity	(346)	1,540
Total liabilities and stockholders' (deficit) equity	$3,756	$3,834

The Clorox Company

Supplemental Volume Growth Information

All business segments have been realigned to reflect management reporting changes (effective Q3 FY'05).

Business Segment	% Change vs. Prior Year									Major drivers of change
	FY04					FY05				
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	FYTD	
Laundry Care	2%	14%	9%	7%	8%	6%	0%	1%	3%	Increased shipments of *Clorox* liquid bleach and *Clorox2* color-safe bleach, offset by comparisons against prior year launch of *Clorox* bleach pen gel.
Home Care *	-2%	-1%	-4%	5%	0%	8%	15%	3%	9%	Volume growth behind *Clorox* disinfecting wipes and *Clorox ToiletWand* toilet cleaning system, offset by distribution declines in *Clorox ReadyMop* mopping system.
Water Filtration	-13%	-2%	21%	21%	6%	0%	7%	-13%	-3%	Volume decline due to high levels of base period promotional activity.

Auto Care	-11%	-5%	-2%	-11%	-7%	-12%	-4%	1%	-4%	Favorability driven by *Armor All* gels product launch and merchandising behind *STP* products, offset by softness in appearance products.
Total Household Group - North America*	**-3%**	**2%**	**1%**	**4%**	**1%**	**4%**	**7%**	**1%**	**4%**	
Bags & Wraps	11%	9%	9%	7%	9%	14%	9%	3%	9%	Volume growth behind *Glad ForceFlex* trash bags launch and merchandising support for *GladWare* containers, offset by the anniversary of *Press 'n Seal* wrap launch pipeline.
Charcoal	9%	7%	7%	6%	7%	-6%	4%	-5%	-4%	Charcoal consumption decline driven by poor weather across the country.
Cat Litter	6%	5%	4%	8%	6%	2%	5%	6%	4%	Record Q3 shipments for both *Fresh Step* and *Scoop Away* cat litter behind new distribution and strong promotional events.
Cat Litter, excluding divestitures	17%	13%	4%	8%	10%	2%	5%	6%	4%	*Jonny Cat* cat litter divested in Q2 FY03.
Dressings & Sauces	15%	10%	14%	7%	11%	-2%	5%	1%	1%	Continued volume growth behind new line extensions, offset by some category softness.
Total Specialty Group *	**10%**	**8%**	**8%**	**7%**	**8%**	**5%**	**6%**	**2%**	**4%**	
Specialty, excluding Cat Litter divestitures	13%	10%	8%	7%	9%	5%	6%	2%	4%	
Total International *	**8%**	**4%**	**2%**	**6%**	**5%**	**7%**	**12%**	**9%**	**9%**	Strong volume growth behind new product launches and category/share growth across Latin America. Growth in Australia and New Zealand behind the launch of *Clorox*-branded cleaning products.
Total Clorox *	**3%**	**4%**	**4%**	**5%**	**4%**	**5%**	**8%**	**3%**	**5%**	
Total, excluding Cat Litter divestitures	4%	5%	4%	5%	5%	5%	8%	3%	5%	
Total North America, excluding Cat Litter divestitures	3%	5%	4%	5%	4%	4%	7%	2%	4%	

* Volume for Soft Scrub and insecticides businesses transferred to Henkel has been excluded for all periods presented.

The Clorox Company

Reconciliation schedule of operating profit

to earnings from continuing operations before income taxes

In millions

	Three months ended,		Nine months ended,	
	3/31/05	3/31/04	3/31/05	3/31/04
Net sales	$1,086	$1,051	$3,134	$2,977
Gross profit	454	467	1,342	1,289
Gross margin (1)	*41.8%*	*44.4%*	*42.8%*	*43.3%*
Total operating expenses (2)	267	289	771	765
Operating profit	187	178	572	524
Operating margin (1)	*17.2%*	*16.9%*	*18.2%*	*17.6%*
Restructuring and asset impairment costs	5	-	37	-
Interest expense	27	8	52	21
Other (income) expense, net	18	(6)	(15)	(5)
Earnings from continuing operations before income taxes	$137	$176	$498	$508

(1) Percentages based on unrounded numbers

(2) Operating expenses = selling and administrative expenses, advertising costs and research and development costs

In accordance with SEC's Regulation G, this schedule provides the definition of a non-GAAP measure and the reconciliation to the most closely related GAAP measure.

Operating margin is a measure of operating profit as a percentage of net sales, whereby operating profit (a non-GAAP measure) represents earnings from continuing operations before income taxes (a GAAP measure), excluding restructuring and asset impairment costs, interest expense and other (income) expense, as reported in the Condensed Consolidated Statements of Earnings (Unaudited).

Management believes the presentation of operating profit and margin provides useful information to investors about current trends in the business. Operating profit is a component for the calculation of management incentive compensation and employee profit sharing plans.

The Clorox Company

Supplemental Balance Sheet Information – Preliminary* (unaudited)
For the three-months ended March 31, 2005

Working Capital (WC) Update

	Q3'05 ($ million)	Q3'04 ($ million)	Change ($ million)	Days '05	Days '04 [3]	Change
Receivables, net	401	444	-43	31	33	-2 days
Inventories	374	342	+32	51	49	+2 days
Accounts payable	312	304	+8	41	38	+3 days

Accrued liabilities	531	580	-49			
Total WC[1]	-41	-91	+50			
Avg WC% Net sales[2,3]	-2.5%	-1.9%	-0.6 pts			

- Receivables declined due to improved collections and shorter payment terms.
- Inventory was higher primarily due to normalization of charcoal inventory levels and increased new product inventory of *Glad ForceFlex* trash bags and *Clorox BathWand* bathroom-cleaning system.
- Accounts payable increased primarily due to higher commodity prices, while accrued liabilities decreased as a result of tax payments.

Supplemental Cash Flow Information – Preliminary * (unaudited)

For the three-months ended March 31, 2005

Capital expenditures were $31 million

Depreciation and amortization was $48 million

Cash provided by continuing operations

- Cash provided by continuing operations was $52 million (5 percent of sales) and 73 percent below the three-month period ended March 31, 2004, driven primarily by tax payments.

*Preliminary estimates. Final numbers will be published in our Form 10-Q.

[1] Working capital is defined as current assets minus current liabilities excluding cash and short-term debt.

[2] Based on a two points average working capital divided by annualized net sales *(current quarter net sales x 4).*

(3) Q3'04 working capital as a percentage of net sales and days in receivables, net, inventories and accounts payable are calculated based on balances as reported in our Form 10-Q filed for the quarterly period ended March 31, 2004, and do not reflect reclassification of operating results of businesses transferred to Henkel as discontinued operations.